EXHIBIT 99.1

New board member proposed for AB SKF. Notice of Annual General Meeting on April 20, 2004

As part of the nomination process agreed upon at the Annual General Meeting in 2003, the four largest shareholders of AB SKF, who together represent around 40% of the votes of the total number of company shares, propose that Ms. Winnie Kin Wah Fok be appointed as a new member of the Board of AB SKF.

Ms. Fok is currently the Chief Executive Officer of Investor Asia Limited, Hong Kong. Ms. Fok, age 47, was born in Hong Kong and educated both in Hong Kong and Australia.

Ms. Fok has over 20 years of experience in corporate advisory and direct investments. She holds directorship in a selected number of private companies.

Ms. Fok holds a Bachelor of Commerce degree from the University of New South Wales in Australia. She is a Fellow of CPA Australia and an Associate Member of the Hong Kong Society of Accountants.

The proposal also includes the re-election of ordinary Board members Anders Scharp, Soren Gyll, Vito H Baumgartner, Ulla Litzen, Philip N Green, Clas Ake Hedstrom and Tom Johnstone.

SKF deeply regrets the untimely death of the Board member Helmut Werner in February 2004.

AB SKF also hereby announces the contents of the Notice of the Company's Annual General Meeting on April 20, 2004.

Goteborg, March 11, 2003

Aktiebolaget SKF (publ.)

Enclosure: Notice of Annual General Meeting

For further information, please contact:

PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com

IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 3371994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF, 415 50 Goteborg, tel: 031 337 1000, fax 031 337 1722, www.skf.com

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Full report in pdf: http://www.waymaker.net/bitonline/2004/03/11/20040310BIT20700/wkr0009.pdf

Notice of AGM 2004: http://www.waymaker.net/bitonline/2004/03/11/20040310BIT20700/wkr0011.pdf

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